July 18, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Eagle Point Income Company LLC (the "Company") File No.: 811-23361

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing on behalf of the Company please find:

> (i) a copy of the Company's executed fidelity bond issued by Federal Insurance Company (a member of Chubb Group Insurance Companies) in the amount of $1,000,000 (attached as Exhibit A);

> (ii) a secretary's certificate certifying the resolutions of the Company's Board of Directors, including all of the directors who are not "interested persons" of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the form and amount of the fidelity bond (attached as Exhibit B); and

> (iii) a schedule showing the amount of the single insured bond that the Company and the other named insureds under the fidelity bond would have to maintain if they were not named as insured under a joint insured bond (attached as Exhibit C); and

> (iv) a copy of the joint fidelity bond agreement by and among the Company and the joint insureds (attached as Exhibit D).

Please be advised that the fidelity bond premium has been paid for the period from July 10, 2018 to October 7, 2018.

Sincerely,

/s/ Kenneth Onorio
Kenneth Onorio
Chief Financial Officer

Exhibit A

Bond

Chubb Group of Insurance Companies

202B Hall's Mill Road

Whitehouse Station, NJ 08889

DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

Bond Number: 82364158

EAGLE POINT CREDIT COMPANY INC

20 Horseneck Lane

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana

GREENWICH, CT   06830

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from   12:01 a.m. on   October 7, 2017

to 12:01 a.m. on   October 7, 2018

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 900,000	$ 0
2. On Premises	$ 900,000	$ 7,500
3. In Transit	$ 900,000	$ 7,500
4. Forgery or Alteration	$ 900,000	$ 7,500
5. Extended Forgery	$ 900,000	$ 7,500
6. Counterfeit Money	$ 900,000	$ 7,500
7. Threats to Person	$ NOT COVERED	$ N/A
8. Computer System	$ NOT COVERED	$ N/A
9. Voice Initiated Funds Transfer Instruction	$ NOT COVERED	$ N/A
10. Uncollectible Items of Deposit	$ NOT COVERED	$ N/A
11. Audit Expense	$ 25,000	$ 0

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228 17-02-1360   17-02-2335 17-02-2437

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.



ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

FEDERAL INSURANCE COMPANY

Endorsement No: 5

Bond Number: 82364158

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

EAGLE POINT CREDIT COMPANY INC

Eagle Point Income Company LLC

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 11, 2018



FEDERAL INSURANCE COMPANY

Endorsement No. 6

Bond Number: 82364158

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 1,000,000	$ 0
2.	On Premises	$ 1,000,000	$ 7,500
3.	In Transit	$ 1,000,000	$ 7,500
4.	Forgery or Alteration	$ 1,000,000	$ 7,500
5.	Extended Forgery	$ 1,000,000	$ 7,500
6.	Counterfeit Money	$ 1,000,000	$ 7,500
7.	Threats to Person	$ N / A	$ N / A
8.	Computer System	$ N / A	$ N / A
9.	Voice Initiated Funds Transfer Instruction	$ N / A	$ N / A
10.	Uncollectible Items of Deposit	$ N / A	$ N / A
11.	Audit Expense	$ 25,000	$ 0

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 11, 2018



Exhibit B

SECRETARY'S CERTIFICATE

The undersigned, being duly appointed as Secretary of Eagle Point Income Company LLC (the "Company"), a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby certifies that:

(i) this Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond pursuant to Rule 17g-1 of the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing;

(ii) the resolutions set forth below are true and correct copies of the resolutions adopted by the Board of Directors of the Company (the "Board of Directors"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Company, on July 10, 2018; and

(iii) these resolutions have not been amended or superseded in any way as of the date of this Certificate:

> RESOLVED, that the Company shall be named as an insured under a joint fidelity bond having an aggregate coverage of $1,000,000, or such greater amount as may be required by the rules promulgated under the 1940 Act, issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

> RESOLVED, that the joint fidelity bond, in the amount, type, form and coverage, discussed at the meeting, be, and the same hereby is, approved by (1) the Board of Directors and (2) the Independent Directors after consideration of all factors deemed relevant by the Board of Directors, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company's assets, and the nature of the securities in the Company's portfolio;

> RESOLVED, that the share of the premium to be allocated to the Company for the joint fidelity bond, which is based on the Company's proportionate share of the sum of the premiums that would have been paid if such fidelity bond were purchased separately be, and the same hereby is, approved by (1) the Board of Directors and (2) the Independent Directors, after having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the Company under the bond is less than the premium the Company would have had to pay had it maintained a single insured bond;

> RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at the meeting with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act;

> RESOLVED, that the proposed joint fidelity bond agreement (the "Joint Fidelity Bond Agreement"), among the Company and the other named insureds, is approved, with such changes therein as the officers of the Company may determine to be necessary or desirable and proper, with the advice of Company counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, I have set my hand this 10th day of July, 2018.

/s/ Courtney B. Fandrick
Courtney B. Fandrick
Secretary

Exhibit C

Schedule of Required Bond Amounts

Company	Assets	Required Bond Amount
Eagle Point Credit Company Inc.	$568 million (3/31/18)	$900,000
Eagle Point Income Company LLC	$100,000	$50,000

Exhibit D

JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 10 day of July 2018 by and among Eagle Point Credit Company Inc., a Delaware corporation, and Eagle Point Income Company LLC, a Delaware limited liability company (each, a "Fund" and, collectively, the "Funds").

W I T N E S S E T H:

WHEREAS, The Funds are management investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, each Fund must purchase and maintain a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which such Fund is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. <u>Description of Bond</u>. Federal Insurance Company (a member of Chubb Group Insurance Companies), a reputable fidelity insurance company, has issued a joint fidelity bond in the amount of $1,000,000 (which may be increased from time to time), which designates each of the Funds as a named insured (the "Bond").

2. <u>Premium</u>. Each Fund agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Fund would pay for separate fidelity bond coverage.

3. <u>Minimum Recovery</u>. In the event recovery is received under the Bond as a result of loss sustained by each of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

4. <u>Notices</u>. Each Fund shall, within ten days after making any claim under the Bond, provide the other Fund with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Fund with written notice of the terms of settlement of any claim made under the Bond by such Fund.

5. <u>Term</u>. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

6. <u>Amendment</u>. This Agreement may be amended by the parties hereto only if such amendment is approved by the board of directors of each Fund and such amendment is set forth in a written instrument executed by each Fund.

7. <u>Governing Law</u>. This Agreement shall be construed in accordance with the laws of the State of New York.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.


EAGLE POINT INCOME COMPANY LLC


By: /s/ Thomas Majewski
      Name: Thomas Majewski
      Title: Chairman and Chief Executive Officer


EAGLE POINT CREDIT COMPANY INC.


By: /s/ Thomas Majewski
      Name: Thomas Majewski
      Title: Chief Executive Officer